[redacted]

12012560

SECURITIES ... ON
Wa...

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
05

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SEC FILE NUMBER
~~8-48462~~ 47498

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PLANNER SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
150 EAST 52ND ST, Suite 7001
(No. and Street)

NEW YORK	**NEW YORK**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kevin Wedwaldt **(646) 381-7002**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
METIS GROUP LLC
(Name – *of individual, state last, first, middle name*)

14 PENN PLAZA – SUITE 1800	**NEW YORK**	**NY**	**10122**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Wedwaldt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of PLANNER SECURITIES LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

K. Wedwaldt

Signature

COO C/O CCO

Title

2.28.12

Notary Public

02/28/2012

REBECCA CHIN
Notary Public, State of New York
Qualified in Queens County
Reg. No. 01CH6235607
My Commission Expires ~~04-14-2015~~ 02/

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Oath or Affirmation

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Planner Securities LLC (the "Company") at and for the year ended December 31, 2011 are true and correct. Based upon information available to the undersigned, neither the company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client. The financial statements and supplemental information of the Company are made available to all the Company's members and allied members of The New York Stock Exchange, Inc.

2-28-12

Name KEVIN WEDWALDT
Title CCO COO
Planner Securities LLC

2/28/12

Name HUMBERTO SANTOS
Title DIRECTOR
Planner Securities LLC

Notary Public 02/28/12

REBECCA CHIN
Notary Public, State of New York
Qualified in Queens County
Reg. No. 01CH6235607
My Commission Expires 04-14-2015

Planner Securities, LLC

Statement of Financial Condition

With Independent Auditors' Report
As of December 31, 2011

METis group LLC

CERTIFIED PUBLIC ACCOUNTANTS

Planner Securities, LLC

SEC Mail Processing
RECEIVED
FEB 29 2012
Wash D.C.
196
Section

Contents

METIS group LLC

CERTIFIED PUBLIC ACCOUNTANTS
14 Penn Plaza, Suite 1800
New York, NY 10122
P 212-643-0099
F 212-496-7502
WWW.METISGROUPLLC.COM | OFFICES: BASKING RIDGE, NJ • PLAINVIEW, NY • ARMONK, NY • BOCA RATON, FL

Independent Auditors' Report

To the Member of
Planner Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of Planner Securities, LLC (the "Company") as of December 31, 2011, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Planner Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Metis Group LLC

METIS GROUP CERTIFIED PUBLIC ACCOUNTANTS LLC

New York, New York
February 28, 2012

INPACT INTERNATIONAL

Planner Securities, LLC

Statement of Financial Condition
December 31, 2011

ASSETS		
	CURRENT ASSETS	
	Cash and cash equivalents	$ 277,393
	Due from clearing organization	95,702
	Other assets	13,572
	TOTAL CURRENT ASSETS	386,667
	FIXED ASSETS	
	Computer and equipment	
	(Net of accumulated depreciation: $453)	2,265
	TOTAL ASSETS	**$ 388,932**
LIABILITIES AND MEMBER'S CAPITAL		
	LIABILITIES	
	Accrued expenses	$ 13,777
	TOTAL LIABILITIES	13,777
	MEMBER'S CAPITAL	
	Capital	375,155
	MEMBER'S CAPITAL	375,155
	TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$ 388,932**

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Planner Securities, LLC (the "Company") is a broker-dealer engaged in the business of selling corporate debt securities, corporate equity securities over-the-counter, mutual fund retailer and foreign exchange listed securities. The Company is a member of Financial Industry Regulatory Authority ("FINRA") and is subject to the relevant laws and regulations of FINRA and the U.S. Securities and Exchange Commission (SEC).

The Company was organized as a limited liability company in the State of Delaware on December 10, 2008, and merged in January 2009 with and into an existing broker-dealer, Almarc Trading, LP, which was a Nevada limited liability partnership formed in the State of Nevada in 2001.

The Company is owned by Planner International, Inc., a Virgin Islands corporation, who had purchased all of the issued and outstanding partnership interests of Almarc Trading, LP, on December 10, 2008. Planner Securities, LLC and Planner International, Inc., are part of the Planner Corretora de Valores S.A. group (Planner Group) of Brazil.

Currently, the Company is dependent upon financial support from the Planner Group.

2. Significant Accounting Policies

Basis of Accounting

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant Accounting Policies (cont'd)

Cash and Cash Equivalents
The Company considers money market accounts to be cash equivalents. The Company maintains its cash balances in bank accounts with one financial institution, which at times, may exceed federally insured limits. The Company does not consider the risk of any losses in such accounts to be significant.

Income Taxes
The limited liability company is not subject to income taxes since all income and losses are passed through to members during their respective periods of ownership.

Use of Estimates
The preparation of the statement of financial condition in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. Transactions with Clearing Agents and Broker-Dealers

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company and requires the Company to maintain a minimum deposit of $250,000. Amounts due from the clearing agent consist primarily of the required deposit and trading account balances.

4.	**Net Capital Requirement**	The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company's net capital was approximately $361,583, which was approximately $125,155 in excess of its minimum requirement of $250,000.
5.	**Rentals Under Operating Leases**	The Company conducts its operations from leased office facilities in New York City under a non-cancelable operating lease, which expired in January 2012. The Company is evaluating its office needs and space in New York City for 2012 and beyond.
6.	**Commitments and Contingencies**	The Company introduces its customer transactions to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing brokers for losses that the clearing brokers may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions.
7.	**Concentration and Credit Risks**	The Company maintains all of its cash balance at financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per bank through December 31, 2013. On January 1, 2014, the limits will revert back to the original value of $100,000 per depositor for all accounts except for IRAs and other certain retirement accounts (including IRAs) which remain at $250,000 per depositor. Cash in theses accounts at times is below $250,000.
8.	**Subsequent Events**	Management has evaluated subsequent events through February 28, 2012, the date the financial statements were available to be issued.